Mail Stop 4561

May 3, 2006

Mr. William L Sklar
Chief Financial Officer
PaperFree Medical Solutions, Inc.
121 West Sycamore St.
Kokomo, Indiana 46901

      Re: **PaperFree Medical Solutions, Inc.**
              Form 10-KSB for the Fiscal Year Ended February 28, 2005
              Forms 10-KSB/A for the Fiscal Year Ended February 28, 2005
              Form 10-QSB for the Fiscal Quarter Ended May 31, 2005
              Form 10-QSB/A for the Fiscal Quarter Ended May 31, 2005
              Form 10-QSB for the Fiscal Quarter Ended August 31, 2005
              File No. 333-86706

Dear Mr. Sklar:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Linda van Doorn
                  Senior Assistant Chief
                  Accountant